UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Tower Properties Company

(Name of Subject Company (Issuer))

Mercury Real Estate Advisors LLC

Mercury Special Situations Fund LP

Mercury Special Situations Offshore Fund, Ltd.

David R. Jarvis

Malcolm F. MacLean IV

(Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

891852105

(CUSIP Number of Class of Securities)

David R. Jarvis—Managing Member

Malcolm F. MacLean IV—Managing Member

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 769-2980

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,370,000	$1,220.55

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 30,500 shares of Common Stock of Tower Properties Company at the tender offer price of $340.00 per share of Common Stock.
**	Previously Paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on the Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2005 (the “Schedule TO”) by Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Special Situations Fund LP, a Delaware limited partnership, Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual (together, the “Purchaser”), to purchase up to 30,500 shares of Common Stock, par value $1.00 per share (the “Common Stock” or “Shares”), of Tower Properties Company, a Missouri corporation (“TPOP” or the “Subject Company”), at a purchase price of $340.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively, which together, as each may be amended or supplemented from time to time, constitute the “Offer.”

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

The item numbers and responses thereto below are in accordance with the requirements of the Schedule TO.

The Items 1 through 12 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)	Each reference to the term “promptly” in the first two sentences of the first paragraph on page 3 of the Offer to Purchase is hereby replaced with the phrase “beginning immediately thereafter.”

(2)	The first sentence of the last paragraph on Page 7 of the Offer to Purchase is hereby amended by replacing the phrase “for any reason” with the phrase “as a result of the failure of any condition to be satisfied.”

(3)	The paragraph entitled “Other Requirements” on Page 11 of the Offer to Purchase is hereby amended by deleting the second sentence of such paragraph which reads:

“Accordingly, tendering shareholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.”

(4)	The penultimate sentence of the paragraph entitled “Available Information” on Page 16 of the Offer to Purchase is amended by replacing the term “public” with the term “publicly.”

(5)	The paragraph entitled “Available Information” on Page 16 of the Offer to Purchase is hereby further amended by deleting the last sentence of such paragraph which reads:

“None of the Purchaser, the Depositary or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning TPOP contained in such documents and records or for any failure by TPOP to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Purchaser.”

(6)	The first paragraph on Page 20 of the Offer to Purchase is hereby amended as follows:

i.	Each reference to the term “threatened” in subparagraphs (1) and (2) is hereby replaced with the phrase “overtly threatened in writing”;

ii.	The clause “, directly or indirectly” in subparagraphs (2), (3) and (5) is hereby deleted in each instance;

iii.	Each reference to the term “may” and “might” in subparagraphs (1) and (3) is hereby replaced with the phrase “would reasonably be expected to”; and

iv.	The word “a” which appears after the term “proposed” and before the term “split” in subsection (A) of subparagraph (5) is hereby deleted.

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(7)	The first paragraph on Page 23 of the Offer to Purchase is hereby amended by adding the following phrase to the end of the first sentence:

“, and the sole directors of Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company.”

(8)	Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sentence to the end of such section:

“On November 30, 2005, the Purchaser sent a letter to the legal counsel of the Issuer clarifying the conditions of the Offer as set forth in Section 15 of the Offer to Purchase. A copy of the letter is filed as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.”

(9)	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(K) Letter to Stinson Morrison Hecker LLP dated November 30, 2005.

In addition, the second sentence of the paragraph entitled “4. Partial Tenders (Applicable to Certificate Shareholders Only)” on page 8 of the Letter of Transmittal is hereby amended by replacing the phrase “as soon as practicable” with the term “promptly.”

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ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated November 8, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Letter to Shareholders.*

(a)(1)(H)	Summary Advertisement published in Investors Business Daily on November 8, 2005.*

(a)(1)(I)	Not applicable.

(a)(1)(J)	Press Release issued by Mercury Real Estate Advisors LLC, dated November 8, 2005.*

(a)(1)(K)	Letter to Stinson Morrison Hecker LLP dated November 30, 2005.†

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on November 8, 2005.
†	Filed herewith.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCURY REAL ESTATE ADVISORS LLC

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS FUND LP

By:	MERCURY SECURITIES II LLC, its General Partner

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Managing Member

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

MERCURY SPECIAL SITUATIONS OFFSHORE FUND, LTD.

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis
Title:	Director

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV
Title:	Director

DAVID R. JARVIS

By:	/s/ DAVID R. JARVIS
Name:	David R. Jarvis, individually

MALCOLM F. MACLEAN IV

By:	/s/ MALCOLM F. MACLEAN IV
Name:	Malcolm F. MacLean IV, individually

Date: November 30, 2005

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